DAVIDOFF HUTCHER & CITRON LLP

605 Third Avenue

New York, New York 10158

Tel:  (212) 557-7200

January 24, 2013

Ms. Amanda Ravitz

Assistant Director
Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:

Blue Earth
Registration Statement on Form S-1
Last Filed December 13, 2013
File No.:  333-189937

Dear Ms. Ravitz:

As counsel to Blue Earth, Inc. (the “Company”), we are responding to the Staff’s Comment Letter dated January 9, 2014.  The comments are repeated in the order set forth in the comment letter with our responses to follow in order.  The Company has filed Amendment No. 2 to its Registration Statement on Form S-1 on this date.

Fee Table

1.  We see that you have included file numbers for at least 2 other registration statements. Please confirm whether it is your intent to use a combined prospectus pursuant to Rule 429 of the Securities Act of 1933.

RESPONSE:  As set forth on Page III under the delaying amendment, as well as at the bottom of the prospectus cover page, Blue Earth intends to use a combined prospectus with that included in Registration Statement No. 333-181420.  We believe that the reference to a second registration statement was solely with regard to the fee paid with the S-8 registration statement which reference has been deleted.

Prospectus Cover Page

2.  Please revise the cover page to disclose the exercise price of the warrants and when the warrants expire.

RESPONSE:  This comment has been complied with.

3.  Please limit your cover page to only information that is key to the offering. In this respect, please consider removing specifics of each transaction in which each selling holder acquired his or her offered shares.

RESPONSE:  This comment has been complied with.  Since the introduction to the Selling Stockholders table sets forth information as to each Selling Stockholder we have eliminated duplication on the cover page and aggregated all issued and outstanding restricted shares being offered for resale.

4.  We note your response to prior comment 2. Please revise the disclosure on page 3 regarding your five business units to clarify which of the units are generating revenue. If any of the five units are not generating revenue, then expand the disclosure in your summary to clarify the material hurdles that remain until your units can generate revenues commercially. Please expand the appropriate section to clearly discuss each step that you must take to reach commercialization and your estimated timelines and capital needed to achieve that step.

RESPONSE:  The summary has been revised to describe that all of the Company’s business units are generating revenue, although two of the units have limited revenue, Blue Earth PPS and Blue Earth CHP.

Blue Earth PPS (“Peak Power”) currently has a limited number of energy management systems operational in grocery stores. Revenues are expected to ramp up commencing in mid-2014 as the Company is making certain system changes before a planned major commercial roll out in 2014.

BE CHP receives limited revenue from engineering work for a large food processor. Revenues from the sale of electricity generated, which is the foundation of this business unit,ares expected to commence in the third quarter of 2014, when the first power plant are scheduled to be completed. The Company raised adequate equity to build this first power plant through the $12 million warrant exercise in November of 2013. The Company has ordered the long lead time equipment.  Ground breaking is expected to occur in March 2014. The units are modular, so construction is primarily assembly that is expected to be completed with power revenues commencing in or about August of 2014. Although this is the Company’s first combined heat and power (CHP) power plant Blue Earth team members have extensive experience building many, larger, more complex CHP power plants with prior employers.

5.  We note your claims in the penultimate sentence in the first paragraph on page 4 regarding less cost, less maintenance, length of performance and hazardous disposals as are not earning revenues from the products related to such claims, tell us why you have a reasonable basis to make the claims.

RESPONSE:  The Company has provided energy efficiency services to approximately 11,000 small to medium size commercial customers. The Company is agnostic as to which energy efficient equipment is installed. Energy efficiency equipment and products which are often installed include LED lights to replace fluorescent bulbs, electronically controlled motors, heat and cooling units developed to consume less energy. The equipment has been extensively tested by independent laboratories and utility companies that pre-qualify energy efficient equipment for the billions of dollar of rebates for the installation of said energy efficient equipment. The Company has been able to verify the savings through the monitoring of customer electricity bills and by using energy monitoring equipment that measures energy consumption with the old equipment and new more efficient equipment.

6.  We note your response to prior comment 4. Please clarify what you mean by your reference on page 4 to a $300 million pipeline and provide the basis for the estimate.

RESPONSE:  The pipeline is based upon the contracts obtained in the joint-venture when the Company invested $6.5 million (in cash and a note), with the panel manufacturer and solar project developer.  The Company was granted EPC rights for over 150 MW of solar projects. The average price per watt is $2.20, which translates to $330 M of contractually committed solar engineering, procurement and construction (EPC) revenue.

Risk Factors, page 7

7.  Please revise your disclosure in this section and other sections of the registration statement to avoid reliance on abbreviations and other jargon and so that the terms you use are understandable. For example, we note your references to “LFG” on page 11, “PV” panels on page 14, “1603 Grant and Utility Incentives” on page 34, “Initial Project” on page 40, “Tier 1 and Tier 2” on page 43, “NS Design” on page 44 and “Notice of Allowance” on page 46.

RESPONSE:  The terms “CHP”, “EPC” and “EE” on page 4 under “Corporate Strategies” have been defined; terms in the headings on risk factors on page 9 have been defined; LFG on page 11 has been deleted and replaced by landfill gas; photovoltaic has been defined on page 9 where it first appears (rather than page 14); 1603 Grant on page 36 has been defined; independent power producer is no longer abbreviated; initial projects on page 41 has been deleted; DSM has been deleted on pages 42 and 47, and NS Design has been replaced by proprietary design on page 46.

8.  We note references to a line of credit in the third risk factor on page 7 and elsewhere. Please disclose the material terms of the line of credit, including the terms and conditions of funding, as well as the stock issued in connection therewith.

RESPONSE:  This comment has been complied with on pages 17 and 18.

New technologies may prove inappropriate and result in liability, page 12

9.  We note that you include five risk factors on page 13 that appear on page 12. Please consider revisions to avoid repetition.

RESPONSE:  We have deleted the two risk factors titled “We plan to expand our business …” and “Any future acquisitions that we may make …” We did not see any other risk factors repeated.

Existing regulations, and changes to such regulation, page 12

10.  Please provide us with support for your statement in the second sentence of this risk factor about barriers erected by electric utility companies.

RESPONSE:  We have enclosed on a supplemental basis  relevant portions of an article entitled “Dancing Backward in High Heels": Examining and Addressing the Disparate Treatment of Energy Efficiency and Renewable Resources”, authored by Inara Scott, Assistant Professor, College of Business, Oregon State University, J.D. Lewis & Clark Law School, published in , vol. 42, issue 2 of the  Environmental Law Journal of Lewis and Clark Law School.

The obligations associated with being a public company, page 18

11.  Please update the disclosure in this risk factor. For example, we note that you disclose on page 18 that your controls and procedures were not effective as of December 31, 2012. However, you disclose on page 21 of your Form 10-Q filed on November 15, 2013 that your controls and procedures were effective. Also, update the disclosure in the fifth and last sentences in this risk factor to disclose whether you hired additional personnel and whether the costs materially increased your selling, general and administrative expenses, respectively.

RESPONSE:  This comment has been complied with on page 20.  The Company’s controls and procedures were effective as of September 30, 2013.  The Company re-organized the accounting functions and assignments of accounting personnel in the various subsidiaries. Specifically, the Company added a CFO and controller. One senior CPA was moved out of operations into the corporate accounting unit, which allowed for the change in disclosures concerning control and procedures. The additional cost to SGA is not a material disclosure.

Exercise of options and warrants, page 21

12.  Please expand the disclosure in this risk factor to disclose the number of your outstanding warrants and options that have an exercise price of $.01 per share.

RESPONSE:  This comment has been complied with on page 22.

13.  If you plan to continue to issue warrants with an exercise price that is significantly below the market price, please revise your risk factor to state so clearly and expand your prospectus summary to highlight your plan.

RESPONSE:  The Company has no plans to make similar issuances in the future, but reserves the right to do so when it is in the best interest of the Company and its shareholders.

Results of Operations, page 24

14.  We note your response to prior comment 14. Please revise the disclosure on pages 24, 25, 27 and 28 to explain the reasons for the changes in gross profit on your revenue.

RESPONSE:  This comment has been complied with.

Liquidity and Capital Resources, page 30

15.  We note your response to prior comment 11. Please expand this section to disclose in greater detail your finance plans for the seven initial combined heat and power plants. In this regard, we note the slide presentation in schedule C of exhibit 4.1 of your Form 8-K filed on October 7, 2013 where you mention bank debt of $91 million and mezzanine debt of $28 million in order to construct the seven initial plants.

RESPONSE:  The Company is financing seven CHP projects, $130M, through a combination of equity and debt financing. The Company has term sheets from an international bank and mezzanine debt providers that would result in the financing package for these seven plants to be 8% equity and 92% project finance debt. The Company continues to negotiate with a number of alternative financing sources, including companies that specialize in CHP projects. Agreements with these types of companies are likely to include financing and services that can lower the project costs. The Company will select the financing package in time to insure that all seven projects can be completed in the third quarter of 2014 through the first quarter of 2015.

Business, page 34

16.  We note your response to prior comment 18. Please provide us copies of the sources of all third-party data included in the document. Clearly mark the material you provide to identify the data you cite in your document, and tell us whether you commissioned any of the data disclosed in your document.

RESPONSE:  The requested materials included in “Clean Energy Trends 2013” are provided on a supplemental basis marked to show where it appears in the prospectus.  The Company did not commission any data.

17.  We note your response to prior comment 20. Please continue to update the disclosure throughout. In this regard, please tell us how you determined that the disclosure on page 41 about the increase in prices from 1999 to 2009 and the disclosure on pages 44 and 45 about measures implemented as of December 31, 2009 provide the most recent available information such that they are appropriate to be included in your prospectus. Also, revise the disclosure in the Properties section on page 47 to discuss the material terms, if applicable, of your new lease. We note the disclosure on page 47 about your lease ending on June 30, 2012.

RESPONSE:  This comment has been complied with.  The material terms of the new lease have been disclosed.

18.  Your business appears to rely heavily on government rebates and incentive programs. It also appears that some of your recent results have been negatively impacted by loss of such rebates. Please quantify, if possible, the amount of your business that depends upon the existence of rebates, and provide in reasonable detail the availability and expiration of material rebate programs.

RESPONSE:  Our financial statements reflect that revenues were negatively impacted during specific time periods. The utility rebate programs are typically three year programs. During the referenced reporting period, the utilities were in the transition period between the previous three year program and the new three year program. This transition period generally results in decreased funding for a few months. However, the new three year utility programs have more dollars allocated than the previous program. Therefore, the negative effects to our revenue were temporary and not material to our business going forward.

The Solar EPC business unit benefits from tax incentive programs, which are in place through 2016. It is uncertain what the effect of the expiration of these tax incentive programs will have on the solar industry. Costs for solar projects, solar panels and other materials, have declined dramatically over the past few years due to the scale achieved by the solar industry. It is uncertain whether tax incentive programs will be extended and it is uncertain what the effect of the expiration will be if it occurs. Rising costs of power from traditional electric generation combined with economies of scale for solar make it difficult to predict the business consequences in 2017.

19.  With respect to the bullet points on page 39, it is unclear how these programs or agreements relate to your current business. Please revise to explain whether you currently use these arrangements or whether these are merely options that you may enter into in the future.

RESPONSE

This comment has been complied with.  All of these options the Company currently uses.

20.  Refer to the fourth full paragraph on page 40 and explain what you mean when you disclose that the project is “valued at approximately $2 million.”

RESPONSE:  The valuation is based on the typical price per watt for selling similar projects. The Company has received offers exceeding the $2 million valuation, but no sale has been completed.

Employment Agreements, page 53

21.  Please expand the disclosure in this section to discuss the “services rendered” by Mr. Francis. We note the disclosure in the seventh and eight paragraphs in this section that in 2013 you issued 600,000 warrants to Mr. Francis with an exercise price of $.01 per share for services rendered.

RESPONSE:  The board evaluated the performance of Mr. Francis relative to his compensation and determined that his contributions to the Company warranted bonus compensation. Mr. Francis was a critical manager in the development and implementation of the business model, the acquisitions, investor relations and capital formation. The Company has raised over $20 Million in equity in 2013, which would not have been possible without the efforts of Mr. Francis, the Chairman and Dr. Thomas.

Security Ownership of Certain Beneficial Owners and Management, page 55

22.  Please tell us how the beneficial ownership reported in this table for Mr. Thomas and Mr. Lies is consistent with Rule 13d-3. We note the disclosure in footnote 2 of this table regarding securities assigned to affiliates of Mr. Thomas for estate planning purposes and the disclosure in the last sentence in footnote 11 regarding Mr. Lies.

RESPONSE:  Footnotes 2 and 11 have been revised to state that neither Dr. Thomas nor Mr. Lies has the power to vote or dispose of these shares and therefore disclaim beneficial ownership of such shares.

Certain Relationships and Related Transactions, and Director Independence, page 56

23.  Please disclose the material terms of your consulting agreements with Broadway Family Group LLC, Green Planet Consultants LLC and Mr. Lies mentioned in the fourth and sixth paragraphs in this section.

RESPONSE:  This comment has been complied with.

The consulting agreements for Broadway and Green Planet were entered into as part of the negotiated transaction for acquiring the BE CHP business unit. These two primary owners of the BE CHP business units received consulting agreements, while the other three primary owners, Messrs. Potts, Woodard and Lundberg, received employment agreements.

24.  Please include in this section the disclosure required by Item 404 of Regulation S-K regarding the demand note from your director mentioned in the first paragraph on page 31.

RESPONSE:  This comment has been complied with.

Selling Stockholders, page 57

25.  Please ensure that the footnotes on pages 62-63 correspond to the selling stockholders mentioned in the table on pages 58-61. In this regard, it appears that you have not included in the table references to footnotes 26-29, 32 and 38 mentioned on page 62.

RESPONSE:  Footnotes 26-28 have been deleted; No. 29 (now 36) is for 360 Partners LLC; footnote 32 has been deleted (it was included in No. 39) and footnote 38 was set forth for Jim Mao.

26.  Please ensure that you have disclosed the correct number of shares in the second and sixth columns of the table. For example, we note that you disclose near the bottom of page 60 that Putun LLC will be the beneficial owner of 140,000 shares after the offering; however, it appears from the table that you registered for resale all of the shares of Putun. As another example, we note that you disclose at the bottom of page 60 that Mr. Woodard will not beneficially own any shares after the offering even though you have only registered for resale a portion of his shares.

RESPONSE:  The correct number of shares beneficially owned after the offering has been disclosed for Putun LLC, Dr. Thomas, Mr. Woodard, Apiary Investments, Mr. Lundberg, Broadway Family Group LLC and Green Planet Consultants LLC.

27.  Please disclose in this section the nature of any material relationship which the selling stockholders have had within the past three years with you or any of your affiliates. For example, we note that several of the selling stockholders mentioned on pages 59 and 60 have the same last name as your chief executive officer.

RESPONSE:  The CEO assigned warrants for estate planning purposes to three entities, which he disclaims beneficial ownership. The manager of Manzano Limited Partnership's stock portfolio, whose is not an affiliate of the Company distributed warrants to various family members. The CEO disclaims beneficial ownership of all said warrants/shares, other than the warrants/shares listed in footnote 21.

28.  Regarding footnote 11 and the six selling stockholders that appear near the bottom of page 60, please expand the disclosure in footnote 11 to identify the assigning officer or officers. For example, did Mr. Thomas assign the shares to the Manzano Limited Partnership? If a different officer assigned shares to each of the six selling stockholders, add separate footnotes to identify the different assigning officers.

RESPONSE:  Footnote 11 for John Francis and new footnote 36 for Johnny Thomas disclose that both disclaim beneficial ownership of those shares assigned for estate planning purposes.  See note (31) for information concerning the assignment to Manzano Limited Partnership.

29.  Regarding the references to Broadway Family Group and Green Planet Consultants near the bottom of page 61 and the disclosure in footnote 39, please tell us why you have at this time registered for resale 1,200,000 shares issuable to both Broadway Family Group and Green Planet Consultants. For example have they already provided the consulting services? If not, it appears that it is premature at this time to register for resale such shares to be issued for future services.

RESPONSE:  The Warrants were issued to Broadway Family Group and Green Planet Consultants in connection with the Company’s acquisition of IPS Energy Inc.  Messrs. Woodard, Potts and Lundberg were the other stockholders of IPS Engineering Inc. who entered into employment Contacts.  The consideration for the issuance of the warrants was given in the acquisition of IPS.

30.  Regarding the reference at the bottom of page 61 to “Dividend Shares” in the column entitled “Selling Stockholders” and the disclosure in footnote 36, please revise the disclosure in the table to identify the selling stockholders who are to receive the dividend shares. In this regard, you may add a new column to the table to identify the number of shares to be issued as dividends that you have registered for resale on behalf each of the selling stockholders.

RESPONSE:  Footnote (2) to the Selling Shareholders Table has been revised to indicate that each holder of Series C Preferred Stock will receive 12% dividends payable in shares of Common Stock.  No new column was added, but rather the first and second columns were revised to include 12% additional shares of Common Stock.

31.  Please expand the footnotes in this section to disclose the exercise price of the warrants.

RESPONSE:  This comment has been complied with.

Recent Sales of Unregistered Securities, page II-4

32.  Please ensure that you have provided the information required by Item 701 of Regulation S-K, including that on February 5, 2013 you issued 162,162 shares of your common stock to consultants. In this regard, we note that you mention the issuance on page F-5. Also, include the name of the person to whom the securities were sold, such as revise the last paragraph on page II-4 to identify the related party who received 155,588 shares of your common stock. In addition, please revise the last paragraph in this section to clarify the reference to “Section 4(a)(2) of the Securities Act.

RESPONSE:  This comment has been complied with.  The 162,162 shares were issued to WHC Capital LLC upon exercise of warrants.  The identities of the recipients of 155,588 shares have been disclosed.

Exhibits, page II-6

33.  Please file as exhibits the agreements required by Item 601 of Regulation S-K, including the lease agreements mentioned on page 47, the amended employment agreements mentioned on page 53, the agreements with Mr. Lundberg, Broadway Family Group LLC and Green Planet Consultants LLC mentioned in footnote 5 on page 56 and the blocking amendment, promissory note and pledge agreement with Mr. Lies mentioned in footnote 11 on page 56.

RESPONSE:  The Company has filed the following new exhibits:  Xnergy Lease with CJ3; employment agreement with Ray Lundberg, consulting agreements with Broadway Family Group LLC and Green Planet Consultants LLC and Blocking Amendment with David Lies.

Exhibits 10.40 and 10.47

34.

We note that all of the exhibits are missing from exhibit 10.40 and exhibits A and F are missing from exhibit 10.70 (sic). Please re-file the complete agreements as exhibits.   The sole material exhibit to Exhibit 10.40, the credit facility was the Credit Note filed as Exhibit 10.41.  Exhibit 10.47 has been refiled as Exhibit 10.58, the current version in effect, with certain exhibits redacted for which confidential treatment is being requested.

RESPONSE:

Exhibits 10.42 and 10.43

35.  We note that exhibit C is missing from your employment agreements with Mr. Potts and Mr. Woodward that you filed as exhibits 10.42 and 10.43.  Please re-file the complete agreements as exhibits.

RESPONSE:  The redacted version of Exhibit C has been filed and the Company is seeking confidential treatment of certain information contained in Exhibit C.

Exhibits 10.44, 10.45 and 10.46

36.  Regarding your agreements to acquire IPS Power Engineering Inc. & Global Renewable Energy Group, Inc., Intelligent Power and Millennium Power Solutions that you filed as exhibits 10.44, 10.45 and 10.46, please re-file the agreements to each include a list briefly identifying the contents of all omitted schedules, together with an agreement to furnish supplementally a copy of any omitted schedule to the Commission upon request. See Item 601(b)(2) of Regulation S-K. In this regard, it appears that you have instead included a list at the beginning of each of the acquisition agreements in which you have simply included the title of every omitted exhibit and schedule.

RESPONSE:  This comment has been complied with.

If you have any questions, please do not hesitate to contact the undersigned at 646-428-3210.

Very truly yours,

DAVIDOFF HUTCHER & CITRON LLP

/s/  Elliot H. Lutzker

Elliot H. Lutzker

cc:  Dr. Johnny R. Thomas